Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED DECEMBER 24, 2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: DECEMBER 26, 2007

3

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES SHARE

REPURCHASE PROGRAM

SHANGHAI, PRC — December 24, 2007 — Giant Interactive Group Inc. (NYSE: GA) (“Giant”), one of China’s leading online game developers and operators, today announced that its board of directors has approved a share repurchase program. Under the terms of the approved program, Giant may repurchase up to US$200.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the NYSE Euronext. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow Giant to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Giant expects to implement this share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of the shareholders. Giant’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Giant plans to fund repurchases made under this program from available working capital.

Mr. Yuzhu Shi, Chairman and Chief Executive Officer of Giant, commented, “Our board of directors’ approval of the share repurchase program reflects our strong commitment to increase shareholder value and confidence that the current ADS price levels do not reflect our current potential value. Furthermore, we firmly believe that our available cash resources will allow us to implement a share repurchase program while continuing to pursue growth opportunities.”

About Giant Interactive Group Inc.

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant on the web at www.giantig.com.

Forward Looking Statements

This press release contains “forward-looking statements,” including, among other things, Giant’s anticipated repurchase of its ADSs and the expected duration of the repurchase program. Giant may repurchase all US$200.0 million of its ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 12 of our prospectus filed with the Securities and Exchange Commission on November 1, 2007. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350